Madison/Claymore Covered Call Fund

2455 Corporate West Drive

Lisle, Illinois 60532

October 4, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs:

Enclosed for filing on behalf of Madison/Claymore Covered Call Fund (the “Trust”) pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 are the following:

(a) a copy of the fidelity bond issued by ICI Mutual Insurance Company naming the Trust as the insured; and

(b) a copy of the resolutions of a majority of the Board of Trustees of the Trust who are not “interested persons” of the Trust approving the form and amount of the bond.

The premium for the bond has been paid for the period from July 27, 2007 to March 31, 2008.

Please contact the undersigned at (630) 577-2248 with any questions or comments.

Sincerely,

/s/ Matthew J. Patterson
Matthew J. Patterson
Secretary